Jean-François Pruneau Phone: (514) 380-4144 Email : jean-francois.pruneau@quebecor.com

December 18, 2012

BY FACSIMILE AND EDGAR

Mr. Larry Spirgel,

Assistant Director,

Division of Corporation Finance,

U.S. Securities and Exchange Commission,

Mail Stop 3720,

100 F Street, N.E.,

Washington, DC 20549-3628

RE:	Quebecor Media Inc. (the “Company”) — Form 20-F for the fiscal year ended December 31, 2011, as filed on March 22, 2012 (File No. 333-13792)

Dear Mr. Spirgel:

Reference is made to the Staff’s letter, dated December 4, 2012, relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed on March 22, 2012 (File No. 333-13792) (the “Staff Letter”).

The Company hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing, and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hereby submit our responses to the comments included in the Staff Letter.

Should you have any further comments or would like to discuss any of the responses, please contact us at your convenience.

Very truly yours,

QUEBECOR MEDIA INC.

By:	/s/ Jean-François Pruneau
Name:	Jean-François Pruneau
Title:	Chief Financial Officer

Quebecor Media

612 S-Jacques Street

Montreal (Quebec)

H3C 4M8

Canada

Quebecor Media Inc.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed March 22, 2012

File No. 333-13792

Response to comments

Canadian GAAP Data, page 3

Comment 1:

Tell us how you considered inclusion of US GAAP financial information for the four years ended December 31, 2010. Refer to Instruction 2 to Item 3.A of Form 20-F.

Answer:

As of January 1, 2011, Quebecor Media’s consolidated financial statements are presented on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). Accordingly, Quebecor Media is eligible to rely on General Instruction G of Form 20-F. Quebecor Media’s audited consolidated financial statements for the years ended December 31, 2011 and 2010 included in our Form 20-F are presented on the basis of IFRS, including IFRS 1, First-Time Adoption of International Financial Reporting Standards. General Instruction G(h)(2) to Form 20-F provides that a reconciliation to US GAAP is not required for financial statement periods presented on the basis of IFRS.

In accordance with Instruction 2 to Item 3.A of Form 20-F, as well as General Instruction G(c), the selected financial data included under Item 3.A of our Form 20-F for the fiscal year ended December 31, 2011, are presented on the basis used in Quebecor Media’s primary financial statements, being IFRS, for the two most recent financial years. In addition to this required IFRS data, Quebecor Media has included a separate table of selected financial data for the four years prior to the year of the first-time application of IFRS. This additional selected financial data is presented on the basis of Canadian generally accepted accounting principles (“Previous GAAP”), which was the basis of accounting used in Quebecor Media’s primary financial statements prior to January 1, 2011.

The inclusion in our Form 20-F of selected financial data prepared on the basis of Previous GAAP, rather than such data as reconciled to US GAAP, was based on an application of General Instruction G(h) with respect to Item 3.A of our Form 20-F, which instructions contemplate the elimination of US GAAP reconciliations and the inclusion of Previous GAAP financial data under certain circumstances for issuers eligible to rely on General Instruction G. In this regard, in accordance with Instruction G, the Previous GAAP tabular financial data included in our Form 20-F is not presented side-by-side with IFRS data, and the disclosure in the forepart of Item 3.A prominently cautions readers that the separate tables include IFRS and Previous GAAP information and that the information based on IFRS is not comparable to the information based on Previous GAAP.

Quebecor Media Inc.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed March 22, 2012

File No. 333-13792

Response to comments

Overview, page 66

Comment 2:

Please revise the last paragraph to identify the significant cost components comprising the functional expenses that will be separately reported in the Consolidated Statements of Income per your revised presentation. Refer to comment related to page F-3 below.

Answer:

The last paragraph on page 66 will be revised in our next Form 20-F as follows (see also our answer to comment 7 related to page F-3).

“Quebecor Media’s major components of its segments’ costs are comprised of employee costs, royalties, rights and creation costs, cost of retail products, marketing, circulation and distribution expenses, service and printing contracts, and paper, ink and printing supplies.”

Non-IFRS Financial Measures, page 71

Table 4 – Free cash flows from continuing operating activities, page 76

Table 5 – Reconciliation of cash flows from segment operations to operating income, page 76

Comment 3:

It appears that you give undue prominence to non-IFRS liquidity measures (free cash flows from operating activities and cash flows from segment operations). Please provide a balanced presentation to include a discussion of these measures in relation to their most comparable IFRS liquidity measure (Cash flows provided by operating activities) as reported for the periods presented.

Answer:

In order to provide a more balanced presentation of non-IFRS liquidity measures to their most comparable IFRS liquidity measure, we will, going forward, present the analysis of free cash flows from continuing operating activities in the “Cash flows and financial position” section of our Management Discussion and Analysis. More precisely, it will be presented after the discussion of cash flows provided by operating activities and the discussion of investing activities. The analysis of free cash flows from continuing operating activities will also be presented based on the analysis of cash flows provided by operating activities and the analysis of investing activities. Please note also that the reconciliation of free cash flows from continuing operating activities to cash flows provided by operating activities reported in our consolidated financial statements will also be moved from the “Non-IFRS financial measures” section to the “Cash flows and financial position” section.

You will find in Appendix A a revised presentation of the “Cash flows and financial position” section of our 2011 Management Discussion and Analysis, giving effect to the foregoing and showing changes from the original version (see also our answers to comments 4 and 5 below).

Quebecor Media Inc.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed March 22, 2012

File No. 333-13792

Response to comments

Comment 4:

Based on your disclosure on page 72, you use cash flows from segment operations as a measure of the liquidity generated by your segments. However if presented outside the segment footnote, it appears to constitute a non-IFRS or non-GAAP consolidated liquidity measure. Please revise to reconcile cash flows from segment operations to cash flows from operating activities, which is its most comparable IFRS liquidity measure. In addition, revise the title, “Operating income,” to be consistent with the title, “Net income before…,” in segment information footnote on page F-11. Refer to Item 10(e) of Regulation S-K.

Answer:

In our next Form 20-F, cash flows from segment operations will no longer be presented outside the segmented information section of our Management Discussion and Analysis (see also our answer to comment 5).

In addition, you will find in Appendix B, a revised presentation of the segmented information section of our 2011 consolidated financial statements, which uses “operating income” as a title in replacement of “Net income before …”. This is consistent with the non-IFRS operating income measures used in our Management Discussion and Analysis. This presentation also complies with paragraphs 23, 25 and 26 of IFRS 8.

2011 Cash Flows and Financial Position, pages 90-92

Comment 5:

Please revise to include the required information pursuant to Item 5.B of the Form 20-F, including an analysis of the impact of any known trend, demand, commitment, event or uncertainty on your liquidity and capital resources. In this regard, we note that your discussion on pages 90-92 appears to be a mere recitation of the net change in the line items of the statements of cash flow and a detailed description of your financing transactions disclosed elsewhere in the financial statements. For further guidance, please refer to the Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management’s Discussion and Analysis at http://www.sec.gov/rules/interp/2010/33-9144.pdf. Please advise or revise.

Answer:

You will find in Appendix A a revised presentation of the “2011 Cash flows and financial position” section of our Management Discussion and Analysis. We undertake to make the following changes in our next Form 20-F:

•	We will include additional analysis of main variances in “Cash flows provided by operating activities”;

•	The “Investing activities” section will focus on analysis of our major segments use of cash flows for investing activities, and

•	The discussion of “free cash flows from continuing operating activities” will be moved to the “Cash flows and financial position” section and will be presented in relation to the analysis of cash flows provided by operating activities and the analysis of investing activities presented earlier in the same section.

Quebecor Media Inc.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed March 22, 2012

File No. 333-13792

Response to comments

We also have the following comments:

•	Please note that we already provide a discussion of uncertainty on our liquidity and capital resources and on how we manage that uncertainty in the “Financial instruments” and “Financial risk management” sections of the Management Discussion and Analysis. A discussion on trends and demands is also already provided in the forepart of our Management Discussion Analysis, under “Trend Information”. Nonetheless, we have added a cross-reference to these sections, and

•	Please also note that as of December 31, 2011, there were no material commitments for capital expenditures, other than expenditures in the normal course of business, which are described under “Contractual obligations” in the “Additional information” section of our MD&A.

Impairment of Assets, page 104

Comment 6:

Per your disclosure herein and on page F-14, you state that “an impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statement of income up to the excess of the recoverable amount of the asset or the CGU over its carrying value.” [Emphasis added]. Please tell us how this complies with paragraph 117 of IAS 36.

Answer:

Our disclosure on the impairment of assets will be revised in our next Form 20-F as follows:

“An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statement of income to the extent that the resulting carrying value does not exceed the carrying value that would have been the result if no impairment losses had been previously recognized.”

We also confirm that no reversal of prior period impairment losses for long-lived assets has been recorded in the past and that our accounting policy on impairment of assets complies with paragraph 117 of IAS 36.

Consolidated Statements of Income, page F-3

Comment 7:

It appears that you are presenting your expenses by function. Please revise your presentation to disclose your cost of sales separately from selling and administrative expenses. Refer to paragraph 103 of IAS 1. We note your disclosures in Note 3.

Quebecor Media Inc.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed March 22, 2012

File No. 333-13792

Response to comments

Answer:

Our intent is to present our expenses based on their nature in the consolidated statements of income and in note 3 to the consolidated financial statements. We agree that the use of the terms “cost of sales, selling and administrative expenses” may be unclear. To avoid any confusion in the future, we will refer to “employee costs and purchase of goods and services” in our next Form 20-F. The presentation by nature of expenses is consistent with the manner in which management assesses expenses.

Comment 8:

In connection with the preceding comment, please revise your discussion of operating results commencing on page 80 to refer to functional expense line items and significant cost components thereof as they correspond to your revised presentation. In the alternative, tell us why your current discussion based on a cost/revenue ratio reflecting cost of sales combined with other expenses is appropriate.

Answer:

Our Management Discussion and Analysis provides an analysis of the impact on our segments’ operating income of revenues and of expenses by nature, which is consistent with the manner in which management assesses the performance of activities, and is also in line with the presentation of expenses in note 3 to the consolidated financial statements. Additionally, the cost/revenue ratio analysis is used by management to assess the optimal level of segment costs. Please note that this disclosure also complies with the requirements of the Autorité des Marchés Financiers in Quebec, the primary securities regulator overseeing our parent company, Quebecor inc.

Income taxes, page F-29

Comment 9:

Please tell us and disclose the nature and your basis for measuring the benefits from a general partnership.

Answer:

One of Quebecor Media’s main subsidiaries has been operating since the end of February 2011 as a general partnership for which the year-end for tax purposes is different than the Corporation’s tax year-end. Under Canadian tax laws, a portion of the 2011 taxable income of this general partnership, corresponding to approximately 10 months of operations, is not taxable in 2011 for Quebecor Media Inc. Therefore, a portion of the current income tax is deferred to the subsequent year. A deferred tax income liability of $108.6 million was recorded as of December 31, 2011 to reflect the deferral of this taxable income.

Appendix A

2011 CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and used of cash flows, as well as an analysis of the financial position as of the balance sheet date. This section should be read in conjunction with the discussions on trends under “Trend Information” above and on the corporation’s financial risks under “Financial Instruments” and “Financial Risk Management” below.

Operating activities

Cash flows provided by operating activities: $882.2 million in 2011, compared with $834.8 million in 2010 (Table 9).

•	The $47.4 million increase was mainly due to:

¡	$74.2 million decrease in current income taxes;

¡	$51.5 million increase in the telecommunication segment operating income;

¡	$5.2 million decrease in the cash portion of the charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

¡	$41.3 million decrease in the News Media operating income;

¡	$24.4 million decrease in the Broadcasting operating income;

¡	$10.5 million increase in cash interest expense.

The cash flows provided by operating activities were favorably impacted by the deferral of current income taxes on the income of a newly created general partnership. As well, the increase in profitability in the Telecommunication segment had a positive impact on the cash flows. On the other hand, cash flows provided by operating activities were negatively impacted in the News Media and Broadcasting segments due to the costs associated with the launch of new products and services, as well as the negative impact of the increase in competition and the unfavorable economic climate.

Working capital: Negative $71.8 million at December 31, 2011, compared with negative $12.7 million at December 31, 2010. The difference mainly reflects the impact of the decrease in cash and cash equivalents, and recognition under current liabilities of Sun Media Corporation’s credit facilities paid down in February 2012, partially offset by investments in inventory in the Telecommunications segment.

Investing activities

Additions to property, plant and equipment: $780.7 million, compared with $689.0 million in 2010, an increase of $91.7 million mainly due to:

•	An increase of $73.9 million in additions to property, plant and equipment, in the Telecommunications segment mainly due to the emphasis on equipment leasing promotional strategy;

•	An increase of $12.0 million in the Broadcasting additions to property plan and equipment, mainly as a result of the investment in new speciality channels.

Acquisitions of intangible assets: $91.6 million in 2011 compared with $95.2 million in 2010.

Proceeds from disposal of assets: $12.0 million in 2011 compared with $53.0 million in 2010. The decrease of $41.0 million mainly due to the $38.4 million unfavourable variance in proceeds from disposal of assets in the News Media segment, explained essentially by the sale of certain tangible assets in 2010.

Business acquisitions: $55.7 million in 2011 compared with $3.1 million in 2010, a $52.6 million increase mainly due to the acquisition of community newspapers in the News Media segment in the first half of 2011 and the acquisition of a digital agency in the United States in the Interactive Technologies and Communications segment.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities: $21.9 million in 2011, compared with $103.6 million in 2010 (Table 9), a $81.7 million decrease.

The $47.4 million increase in cash flows provided by operating activities was more than offset by:

•	The $91.7 million increase in addition to property, plant and equipment;

•	The $41.0 million decrease in proceeds from disposal of assets.

Table 9

Cash flows provided by operating activities reported in the consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	2011	2010
Operating income:
Telecommunications	$1,098.8	$1,047.3
News Media	150.1	191.4
Broadcasting	50.5	74.9
Leisure and Entertainment	26.6	27.6
Interactive Technologies and Communications	7.9	6.0
Head Office	2.3	4.7

	1,336.2	1,351.9
Cash interest expense[1]	(298.7)	(288.2)
Cash portion of charge for restructuring of operations impairment of assets and other special items[2]	(28.7)	(33.9)
Current income taxes	17.7	(56.5)
Other	(2.1)	0.8
Net change in non-cash balances related to operations	(142.2)	(139.3)

Cash flows provided by operating activities	$882.2	$834.8
Additions to property plant and equipment and acquisition of intangible assets, net of proceeds from disposal of assets
Telecommunications	$(792.3)	$(715.6)
News Media	(18.9)	21.1
Broadcasting	(36.3)	(23.6)
Leisure and Entertainment	(8.0)	(9.6)
Interactive Technologies and Communications	(4.3)	(2.6)
Head Office	(0.5)	(0.9)

	(860.3)	(731.2)

Free cash flows from continuing operating activities	$21.9	$103.6

[1]	Interest on long-term debt, foreign currency translation of short-term monetary items and other interest expenses (see Note 4 to consolidated financial statements).

[2]	Restructuring of operation and other special items (see note 6 to consolidated financial statement).

Financing activities

Consolidated debt (long-term debt plus bank borrowings): $183.6 million increase in 2011; $170.7 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Debt increases during 2011:

¡

issuance by Videotron on July 5, 2011 of $300.0 million in the aggregate principal amount of Senior Notes for net proceeds of $294.8 million, net of financing fees of $5.2 million. The Notes bear interest at a rate of 6 7/8%, payable twice yearly on June 15 and December 15, and mature on July 15, 2021;

¡

issuance by Quebecor Media on January 5, 2011 of $325.0 million in the principal amount of Senior Notes for net proceeds of $319.9 million, net of financing fees of $5.1 million. The Notes bear interest at a rate of 7 3/8%, payable twice yearly on June 15 and December 15, and mature on January 15, 2021;

¡	use by Videotron of $69.6 million drawn on its secured export financing facility;

¡

estimated $32.3 million unfavourable impact of exchange rate fluctuations. Any increase in this item is offset by a decrease in the liability (or increase in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments.”

Summary of debt reductions during the same period:

¡	repayment on July 18, 2011 of US$255.0 million in the principal amount of Videotron’s 6 7/8% Senior Notes maturing in 2014;

¡	early repayment on February 15, 2011 of the entirety of Sun Media Corporation’s outstanding 7 5/8% Senior Notes maturing in 2013, in the aggregate principal amount of US$205.0 million;

¡	$52.5 million decrease in debt due to the favourable variance in the fair value of embedded derivatives, resulting mainly from interest rate and credit premium fluctuations;

¡	current payments totalling $30.2 million on Quebecor Media’s credit facility and other debt.

•

Assets and liabilities related to derivative financial instruments totalled a net liability of $280.5 million at December 31, 2011, compared with a net liability of $451.2 million at December 31, 2010. The $170.7 million favourable net variance was caused primarily by:

¡	settlement of hedges by Videotron following repayment, on July 18, 2011, of US$255.0 million in the principal amount of Videotron’s 6 7/8% Senior Notes;

¡	settlement and revocation by Sun Media Corporation of hedges following the early repayment and withdrawal of all its outstanding Senior Notes on February 15, 2011;

¡	favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

¡	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•

On March 14, 2012, Quebecor Media issued a notice of redemption to purchase US$100.0 million in aggregate principal amount of its 7.75% Senior Notes due March 15, 2016. The redemption price is 102.583% of the principal amount of the notes redeemed, plus accrued and unpaid interest, and the date of redemption date will be April 13, 2012.

•

On March 14, 2012, Videotron issued US$800.0 million aggregate principal amount of Senior Notes bearing interest at 5.0%, for a net proceeds of approximately $787.6 million, net of estimated financing fees of $11.9 million.

•

On February 29, 2012, Quebecor Media announced the initiation of a cash tender offer to purchase up to US$260.0 million in aggregate principal amount of its 7.75% Senior Notes due March 15, 2016. The total consideration for each US$1,000.0 principal amount of Senior Notes tendered and purchased is US$1,028.33 for Senior Notes tendered at or prior to March 14, 2012, or US$1,025.83 for Senior Notes tendered after that date but prior to March 28, 2012, plus accrued and unpaid interest.

•

On February 29, 2012, Videotron issued a notice of redemption for any and all of its outstanding 6.825% Senior Notes due January 15, 2014. The redemption price is 100.0% of the principal amount of the notes redeemed, plus accrued and unpaid interest, and the redemption date will be March 30, 2012. The purchase will be carried out on Senior Notes that not have been tendered and purchased under the Videotron cash tender offer announced on February 29, 2012.

•

On February 29, 2012, Videotron announced the initiation of a cash tender offer to purchase any and all of its outstanding 6.825% Senior Notes due January 15, 2014. The total consideration for each US$1,000.0 principal amount of Senior Notes tendered and purchased is US$1,001.25 for Senior Notes tendered at or prior to March 13, 2012, or US$1,000.00 for Senior Notes tendered after that date but prior to March 28, 2012, plus accrued and unpaid interest.

•	On February 24, 2012, TVA Group amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from December 2012 to February 2017.

•

On February 3, 2012, Sun Media Corporation repaid the $37.6 million balance on its term loan credit facility and terminated all its credit facilities. Sun Media Corporation’s liabilities no longer include any long-term debt.

•

On January 25, 2012, Quebecor Media amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from January 2013 to January 2016 and added a new $200.0 million revolving credit facility “C,” also maturing in January 2016.

•	On July 20, 2011, Videotron amended its $575.0 million revolving credit facility to extend the expiry date from April 2012 to July 2016 and to modify some of the terms and conditions.

Financial position at December 31, 2011

Net available liquidity: $884.6 million for the Corporation and its wholly owned subsidiaries, consisting of $140.0 million in cash and $744.6 million in available unused lines of credit.

Consolidated debt: $3.70 billion at December 31, 2011, an increase of $183.6 million. $170.7 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $1.86 billion debt ($1.79 billion at December 31, 2010), Sun Media Corporation’s $37.4 million debt ($240.0 million at December 31, 2010), TVA Group’s $96.4 million debt ($93.9 million at December 31, 2010), and Quebecor Media’s $1.71 billion debt ($1.40 billion at December 31, 2010).

As of December 31, 2011, minimum principal payments on long-term debt in each the coming years and thereafter were as follows:

Table 10

Minimum principal amount on Quebecor Media’s long-term debt1

12 months ending on December 31

(in millions of Canadian dollars)

2012	$80.3
2013	180.4
2014	498.1
2015	199.0
2016	1,230.3
2017 and thereafter	1,660.0

Total	$3,848.1

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.1 years as of December 31, 2011 (5.0 years as of December 31, 2010). The debt consists of approximately 84.7% fixed rate debt (75.2% as of December 31, 2010) and 15.3% floating rate debt (24.8% as of December 31, 2010).

The Corporation believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, disbursements related to foreign exchange hedges, pension plan contributions, and dividends (or distributions). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through the dividends paid by the publicly listed subsidiary, TVA Group. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At December 31, 2011, the Corporation and its subsidiaries were in compliance with all required financial ratios.

Dividends declared and paid of $100.0 million by Board of Directors and paid by Quebecor Media in 2011. In 2010, the Board of Directors of Quebecor Media declared dividends totalling $87.5 million paid by Quebecor Media.

Table 11

Consolidated balance sheet of Quebecor Media

Analysis of main variances between December 31, 2010 and December 31, 2011

(in millions of Canadian dollars)

	Dec. 31, 2011	Dec. 31, 2010	Difference	Main reason for difference
Assets
Cash and cash equivalents	$146.4	$242.7	$(96.3)	Net use of cash flows in investing and financing activities
Net income taxes[1]	26.3	(27.2)	53.5	Impact of variances in taxable income
Inventory	283.6	245.2	38.4	Impact of current variances in activity in the Telecommunications segment
Property, plant and equipment	3,156.0	2,747.9	408.1	Additions to property, plant and equipment (see “Investing activities” above), less amortization for the period
Goodwill	3,543.8	3,505.2	38.6	Impact of business acquisitions in the News Media and Interactive Technologies and Communications segments
Liabilities
Long-term debt, including short-term portion and bank indebtedness	3,701.9	3,518.3	183.6	See “Financing activities”
Net derivative financial instruments[2]	280.5	451.2	(170.7)	See “Financing activities”
Net deferred income tax liabilities[2]	514.1	369.3	144.8	Use of tax benefits and capital cost allowance in excess of book amortization
Other liabilities	324.2	251.2	73.0	Variance in obligations related to pension plans and postretirement benefits

[1]	Current assets less current liabilities

[2]	Long-term liabilities less long-term assets

Appendix B

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

Years ended December 31, 2011 and 2010

(in millions of Canadian dollars)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada. The percentages of voting rights and of equity in its major subsidiaries are as follows:

	% voting	% equity
Videotron Ltd.	100.0%	100.0%
Sun Media Corporation	100.0%	100.0%
Quebecor Media Printing Inc.	100.0%	100.0%
TVA Group Inc.	99.9%	51.4%
Archambault Group Inc.	100.0%	100.0%
Sogides Group Inc.	100.0%	100.0%
CEC Publishing Inc.	100.0%	100.0%
Nurun Inc.	100.0%	100.0%

The Corporation is engaged, through its subsidiaries, in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada, operates in the rental of movies and televisual products through its video-on-demand service and its distribution and rental stores, and operates specialized Internet sites. The News Media segment produces original content in Canada for all of Quebecor Media’s platforms. Its operations include the printing, publishing and distribution of daily newspapers, weekly newspapers, directories and commercial inserts in Canada, and the operation of Internet sites in Canada, including French- and English-language portals and specialized sites. The Broadcasting segment operates general-interest television networks, specialized television networks, magazine publishing, and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, DVD and Blu-ray units, musical instruments and magazines in Canada, online sales of downloadable music and music production and distribution in Canada. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.

During the second quarter of 2011, certain specialized Internet sites were transferred from the News Media segment to the Telecommunications segment. Accordingly, prior period figures in the Corporation’s segmented financial information were reclassified to reflect this change.

These segments are managed separately since they all require specific market strategies. The accounting policies of each segment are the same as the accounting policies used for the consolidated financial statements. Segment income includes income from sales to third parties and inter-segment sales. Transactions between segments are measured at exchange amounts between the parties.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

Years ended December 31, 2011 and 2010

(in millions of Canadian dollars)

INDUSTRY SEGMENTS

	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
							2011

Revenues	$2,430.7	$1,018.4	$445.5	$312.9	$120.9	$(121.8)	$4,206.6
Employee costs and purchase of goods and services	1,331.9	868.3	395.0	286.3	113.0	(124.1)	2,870.4

Operating income [1]	1,098.8	150.1	50.5	26.6	7.9	2.3	1,336.2
Amortization							509.3
Financial expenses							311.5
Gain on valuation and translation of financial instruments							(54.6)
Restructuring of operations, impairment of assets and other special items							30.2
Loss on debt refinancing							6.6

Income before income taxes							$533.2

Additions to property, plant and equipment	$725.3	$13.7	$30.5	$6.3	$4.3	$0.6	$780.7
Additions to intangible assets	73.2	10.8	5.8	1.8	–	–	91.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

Years ended December 31, 2011 and 2010

(in millions of Canadian dollars)

	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
							2010

Revenues	$2,228.8	$1,015.0	$448.2	$302.5	$98.0	$(92.4)	$4,000.1
Employee costs and purchase of goods and services	1,181.5	823.6	373.3	274.9	92.0	(97.1)	2,648.2

Operating income [1]	1,047.3	191.4	74.9	27.6	6.0	4.7	1,351.9
Amortization							396.7
Financial expenses							300.7
Gain on valuation and translation of financial instruments							(46.1)
Restructuring of operations, impairment of assets and other special items							37.1
Loss on debt refinancing							12.3

Income before income taxes							$651.2

Additions to property, plant and equipment	$651.4	$11.4	$18.5	$4.2	$2.6	$0.9	$689.0
Additions to intangible assets	71.9	12.0	5.9	5.4	–	–	95.2

1	The chief operating decision maker uses operating income as the measure of profit to assess the performance of each segment. Operating income is referred as a non-IFRS measure and is defined as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing and income taxes.